Suite 507 - 475 Howe Street Vancouver, BC V6C 2B3 Telephone (604) 687-7828 Facsimile (604) 687-7848 jetgoldcorp@shaw.ca www.jetgoldcorp.com

Thank you for your letter dated June 17, 2008. We believe the reconciliations provided are correct and, accordingly, provide the following explanation for the reconciling amounts as requested.

As disclosed in Notes 2(b) and 13 (a) of the financial statements for the years ended August 31, 2007 and 2006, in accordance with Canadian GAAP, acquisition costs and exploration expenditures are capitalized. In accordance with EITF 04-02, exploration costs incurred in locating areas of potential mineralization are expensed as incurred, as described in Note 13 (a).

With respect to Note 13 (d), the amounts captioned “Exploration and development costs, net”, reconciles exploration expenditures incurred during the year less mineral expenditure tax credits as detailed in Note 4 from Canadian GAAP to US GAAP. The amounts detailed in Note 13 (d) which should be expensed pursuant to US GAAP are derived from Note 4 and comprised of the following amounts:

	2007	2006	2005

Statement of Operations

Net Loss per Canadian GAAP	$(1,008,122)	$(359,187)	$(317,155)

Total additions during the year	481,368	270,677	130,482
Less: Acquisition costs	(151,000)	(129,500)	(17,600)
Exploration costs during year	330,368	141,177	112,882

Mineral expenditure tax credits	(35,415)	0	0

Exploration and development costs, Net	294,953	141,177	112,882

Net Loss per US GAAP	$(1,303,075)	$(500,364)	$(430,037)

With respect to Note 13 (c), the amounts captioned “Adjustments to US GAAP – deferred expenditures”, is the cumulated exploration expenditures that have been capitalized in the financial statements under Canadian GAAP, but are expensed in accordance with US GAAP as described above.

2007	2006

Mineral Interest (per Note 4 under Canadian GAAP)

Cumulative acquisition costs, in accordance with both Canadian and US GAAP are as follows:

Opening	$156,511	$27,011
Additions	151,000	129,500
Written-off	(27,011)	0
Closing	$280,500	$156,511

Accordingly, the balance sheet adjustments included in Note 13(c) for exploration expenditures incurred is as follows:

Total assets for Canadian GAAP	$890,928	$1,419,000

Less:
Cumulative exploration costs
Opening	586,329	445,152
Expenditure for year, net (as above)	294,853	141,177
Written-off	(570,914)	0
Closing	310,368	586,329

Total assets for US GAAP	$580,560	$832,671

If there are any questions or if we can be of further assistance, please do not hesitate to contact us